UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Hard Rock Hotel Holdings, LLC
(Name of Issuer)
Class A Membership Interests
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Morgans Hotel Group Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		See Item 4

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 4

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 4

WITH:	8	SHARED DISPOSITIVE POWER

See Item 4

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 4

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

See Item 4

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. (a) Name of Issuer. Hard Rock Hotel Holdings, LLC, a Delaware limited liability company (the “Issuer”).
(b) Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 4455 Paradise Road, Las Vegas, Nevada 89169.
Item 2. (a) Name of Person Filing. Morgans Hotel Group Co., a Delaware corporation (the “Reporting Person”).
(b) Address of Principal Business Office. The principal business office of the Reporting Person is located at 475 Tenth Avenue, New York, New York 10018.
(c) Citizenship. Delaware.
(d) Title of Class of Securities. Class A Membership Interests of the Issuer.
(e) CUSIP Number. Not applicable.
Item 3. Statement is Filed Pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c).
Not applicable.
Item 4. Ownership.
(a) Amount beneficially owned. As of November 4, 2008, the Reporting Person held an approximate 14.2% Class A Membership Interest in the Issuer. Under the limited liability company agreement of the Issuer, subject to the receipt of required regulatory approvals, if the Issuer’s members make capital contributions or post letters of credit on behalf of the Issuer on a non pro rata basis, then the relative membership interests of the members in the Issuer will be adjusted to take into consideration such disproportionate funding (according to formulas set forth in the limited liability company agreement of the Issuer). Downward adjustments to the Reporting Person’s Class A Membership Interests as a result of disproportionate cash contributions and letters of credit posted since November 4, 2008 remain subject to the receipt of gaming approval and are not reflected in the Class A Membership Interests described above.
(b) Percent of Class. Approximately 14.2%.
(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	approximately 14.2%

(ii)	Shared power to vote or to direct the vote	0.0%

(iii)	Sole power to dispose or to direct the disposition of	approximately 14.2%

(iv)	Shared power to dispose or to direct the disposition of	0.0%
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MORGANS HOTEL GROUP CO.
May 6, 2009	By:	/s/ RICHARD SZYMANSKI
		Name:	Richard Szymanski
		Title:	Chief Financial Officer and Secretary

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